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                                                                    EXHIBIT 12


                           HERSHEY FOODS CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  (in thousands of dollars except for ratios)
                                  (Unaudited)

                                                   For the Nine Months Ended
                                                   October 2,    October 3,
                                                     1994          1993
Earnings:

 Income before income taxes                        $264,790      $357,056(a)

 Add (deduct):

   Interest on indebtedness                          27,492        22,691
   Portion of rents representative of the
    interest factor(b)                                5,975         5,839
   Amortization of debt expense                          48            67
   Amortization of capitalized interest               2,186         1,981


    Earnings as adjusted                           $300,491      $387,634



Fixed Charges:

 Interest on indebtedness                          $ 27,492      $ 22,691
 Portion of rents representative of the
   interest factor(b)                                 5,975         5,839
 Amortization of debt expense                            48            67
 Capitalized interest                                 2,527         3,414



    Total fixed charges                            $ 36,042      $ 32,011



Ratio of earnings to fixed charges                     8.34         12.11


NOTES:

 (a) Includes a gain of $80.6 million on the sale of the Corporation's 18.6% investment interest in Freia Marabou a.s.

 (b) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.